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                             March 29, 2021

       Leslie Cross
       Interim Chief Executive Officer
       Salona Global Medical Device Corporation
       2800 Park Place
       666 Burrard Street
       Vancouver, British Columbia
       V6C 2Z7

                                                        Re: Salona Global
Medical Device Corporation
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 1,
2021
                                                            CIK No. 0001617765

       Dear Mr. Cross:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement filed March 1, 2021

       General

   1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act,
that you, or anyone authorized to do so on your behalf, present to potential investors in
reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the
communications.
       Cover Page

   2. We note your disclosure that the common shares will be offered by the selling
 Leslie Cross
FirstName  LastNameLeslie Cross
Salona Global Medical Device Corporation
Comapany
March      NameSalona Global Medical Device Corporation
       29, 2021
March2 29, 2021 Page 2
Page
FirstName LastName
         shareholders at fixed prices, at then-prevailing market prices at the time of sale, at varying prices, or in negotiated transactions. Please disclose on the cover the initial fixed price (or a range) at which the common shares will be sold until such time as the common shares resume trading on the TSXV. Please also revise your disclosure of the Offering Price on page 9 to be consistent with your revised disclosure in response to this comment.
3. We note your disclosure that the closing price per common share on September 8, 2020, the date immediately preceding the announcement of the proposed Change of Business, was C$0.12. Please clarify that the September 2020 market trading prices may have little or no relation to the opening trading price for the common shares when trading resumes on the TSXV or the trading price when the shares being offered for resale are sold.
4. Please disclose whether you intend to list your common shares on a national securities exchange in the United States.
Prospectus Summary
Summary of the Change of Business, page 4

5. Please disclose whether you expect to report the operations of South Dakota Partners as your predecessor under Rules 3-02 and 8-01(a) of Regulation S-X.
6. We note your disclosure that the Change of Business remains subject to certain conditions precedent, including final approval of the TSXV. Please expand your disclosure to describe why trading of your common shares has been halted on the TSXV and identify the conditions under which such trading may resume.
Related Transactions
Concurrent Financings, page 5

7. Please expand your disclosure to describe the connection between the two financing transactions and your Change of Business.
The Offering
Trading Market and ticker symbol, page 9

8. Please revise to clarify that the TSXV has halted trading for your common shares and, if true, disclose that your shares are not currently publicly traded on any U.S. securities exchange or market.
Risk Factors, page 10

9. Please expand your first risk factor to disclose the potential for increased price and market volatility once your shares resume trading on the TSXV given the duration of the halted trading period and the potential of shares from this offering being sold into the market.
         Please also address the risks from the Consideration Shares being sold into market and disclose how and when those shares would be available for resale. Leslie Cross
FirstName  LastNameLeslie Cross
Salona Global Medical Device Corporation
Comapany
March      NameSalona Global Medical Device Corporation
       29, 2021
March3 29, 2021 Page 3
Page
FirstName LastName
10. We note your disclosure on page 108 that any person who purchases securities from a selling shareholder offered by this prospectus who then wants to sell such shares will also have to comply with Blue Sky laws regarding secondary sales. Please include appropriate risk factor disclosure.
Description of South Dakota Partners, page 31

11. Please expand to disclose the number of total employees and number of full-time employees for SDP.
Overview, page 31

12. We note your statement that SDP provided this information in this section. Please note that you are responsible for the entire content of the registration statement. Please revise your disclosure to remove any implication that you are not responsible for the information included in your disclosures.
Unaudited Pro forma Consolidated Financial Information, page 47

13. Please review your pro forma adjustments to ensure they correlate to the corresponding pro forma footnote.
14. Nonrecurring charges or credits resulting from the transaction that will be included in your income within the twelve months following the transaction do not need to be included as adjustments in your pro forma statement of operations. It appears the adjustments for transaction costs that are not yet reflected in the historical financial statements should be removed from the pro forma income statement on page 49. The pro forma balance sheet should appropriately reflect an adjustment.
15. You disclose on page 51 that your pro forma financial statements were prepared as if the acquisition of South Dakota Partners had occurred on March 1, 2019. Please clarify the pro forma balance sheet was prepared assuming the transaction was consummated on the date of the latest balance sheet.
Market Price Information for our Common Shares, page 56

16. Qualify this disclosure by alerting potential investors that trading prices disclosed in this section may not be reflective of the anticipated trading market for your common shares when trading resumes on the TSXV.
Selling Shareholders, page 58

17. Although we note your disclosure in the third paragraph of this section, please tell us whether any selling shareholder is a registered broker-dealer or an affiliate of a broker-
         dealer. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation or for investment banking services. If a
 Leslie Cross
Salona Global Medical Device Corporation
March 29, 2021
Page 4
         selling shareholder is an affiliate of a broker-dealer, the prospectus must state, if true, that:
         (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the selling shareholder is an underwriter.
Management's Discussion and Analysis of Financial Condition and Results of Operations
General, page 61

18. Please tell us why you did not provide a discussion of results of operations for South
         Dakota Partners given the change in business and the applicability to your future operations. Also, please ensure your discussion of liquidity and capital resources addresses your liquidity needs as described in Item 303 of Regulation S-K considering the change in business.
Transactions With Related Parties
SDP Transactions, page 91

19. Please expand your disclosure to describe the material terms of the SDP loan to Precision
         Partners LLC and state the amount outstanding as of the latest most practicable date.
Description of Common Shares, page 94

20. Please expand your disclosure to describe your Class "A" Non-Voting Common Shares of the Company that will be issuable in exchange for the "Exchangeable Shares" of common stock of Brattle Acquireco. In this regard, we note your disclosure on page 27 under
         Change of Business and Related Transactions   Change of Business.
PART II - Information Not Required In Prospectus
Item 15. Recent Sales of Unregistered Securities, page II-2

21.      Please expand your disclosure related to the concurrent Salona and
Finco
         financings to name the persons or identify the class of persons to whom the securities were sold and state the exemption from registration claimed. Refer to
Item 701 of
         Regulation S-K for guidance.
Signatures
FirstName ,LastNameLeslie
            page II-6        Cross
Comapany
22.        NameSalona
       Please             Global Medical
              have your principal         Device
                                   accounting     Corporation
                                               officer or controller sign the
registration statement.
March Refer  to Instruction
       29, 2021  Page 4     1 to Signatures on Form S-1.
FirstName LastName
 Leslie Cross
FirstName  LastNameLeslie Cross
Salona Global Medical Device Corporation
Comapany
March      NameSalona Global Medical Device Corporation
       29, 2021
March5 29, 2021 Page 5
Page
FirstName LastName
       You may contact Tracey McKoy at 202-551-3772 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Richard Raymer, Esq.